SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 15, 1999

BIRMAN MANAGED CARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	333-11957	62-1584092
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. EIN)

1025 Highway 111 South, Cookeville, Tennessee 38501

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (931) 372-7800

NO CHANGE

(Former name or former address, if changed since last report)

Item 5. Other Events.

Effective October 15, 1999, Richard M. Ross, Darryl Silvey, and Richard A. Andrews have been appointed Directors of Birman Managed Care, Inc., to serve the remainder of the terms of those Directors whose resignations are described in Item 6 below.

Item 6. Resignation of Registrant's Directors.

(a) Effective October 15, 1999, each of John D. Higgins, James J. Rhodes, and Warren E. Aut resigned as a member of the Board of Directors. David N. Birman, M.D., Chairman of the Board of Directors, accepted their resignations on October 15, 1999. Their letter of resignation is attached hereto as Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIRMAN MANAGED CARE, INC.

By: /s/ David N. Birman

David N. Birman, M.D., Chairman

Dated: October 20, 1999

EXHIBIT INDEX

Exhibit		Page No.
1	Letter of John D. Higgins, James J. Rhodes, and Warren E. Aut Resigning as Directors of Birman Managed Care, Inc.	4